Exhibit 10.37

CONFIDENTIAL TREATMENT REQUESTED

WITH RESPECT TO CERTAIN PORTIONS HEREOF

DENOTED WITH “***”

CONFIDENTIAL

31st March, 2000

PRODUCTION AGREEMENT

(ELASTOMERS)

between

ELENAC GmbH

and

KRATON POLYMERS GmbH

PRODUCTION AGREEMENT

BETWEEN

Elenac GmbH, a company organized under the laws of Germany, having the address of 77694 Kehl, Germany (“Elenac”)

AND

Kraton Polymers GmbH a company organized under the laws of Germany, having the address of Kölner Straße 6, 65760 Eschborn, Germany (“Purchaser”) hereinafter jointly referred to as the “Parties".

WHEREAS, Elenac currently owns and operates a facility in Wesseling, Germany (“Facility”) with a production capacity of approximately 62,000 mt/a of Elastomers (“Product”); and

WHEREAS, Purchaser has entered into a sale and purchase agreement for the transfer of Shell’s elastomers business, which includes the Elastomers business, including the Facility, currently conducted by Elenac.

WHEREAS, Elenac and Purchaser desire to enter into this Agreement for Elenac to provide certain services, materials and utilities with respect to the operation of the Facility, all upon the terms and conditions hereinafter set forth.

NOW, THEREFORE, the Parties agree as follows;

1.	OPERATION OF THE FACILITY.

1.1	During the term of this Agreement, and subject to the specific provisions set forth below (including without limitation the responsibility of the Purchaser Representative as defined in paragraph 1.2), Elenac shall, under the direction of Purchaser, manage the Facility (“Betriebsführung”) by providing the services, human resources and certain materials and utilities required in order to operate the Facility for the production and interim storage of Elastomers. Such operations shall be conducted as far as reasonably practicable in a manner consistent with its operations prior to the Commencement Date (as defined in paragraph 4.1), subject to any operational changes as (i) may be necessitated by applicable law or health, safety and/or environmental considerations, or (ii) directed by the Purchaser Representative, provided that same are feasible and within applicable law. The Purchaser shall exclusively communicate his directions and instructions (within the responsibilities set forth in paragraph 1.2) to a representative designated by Elenac (“Elenac Representative”). The Purchaser shall be consulted on the identity of the Elenac Representative and may propose candidates for consideration. However, Elenac reserves the right to select the Elenac Representative.

1.2

During the term of this Agreement, Purchaser will appoint a designee to serve as Purchaser’s representative (“Purchaser Representative”) for the Facility. Subject to compliance with applicable law and other rules, regulations and requirements, including without limitation those relating to health, safety and environmental matters, of the Wesseling site (“Site”), and unless otherwise stated in this paragraph 1.2, the Purchaser Representative shall have overall responsibility for the operation and maintenance of the Facilities, including, without limitation, production scheduling and performance, provided, however, that Elenac shall have the overall responsibility for its employees. The Purchaser Representative may appoint from Purchaser one or more assistants, financial controllers and other staff (“Staff”) to assist him in the performance of his duties. For the avoidance of doubt the second last sentence of paragraph 1.1 shall also apply with regard to the Purchaser Representative and Staff. In the event that, subject to the proviso in the second sentence of this paragraph 1.2, any Staff member so appointed shall functionally replace any employee of Elenac, any severance and other similar costs related to such replaced employees that are not, despite Elenac’s reasonable efforts to do so, reassigned to other activities within Elenac, shall be borne by Purchaser. The Purchaser Representative and Staff shall be responsible to Elenac’s Site manager with respect to health, safety and environmental matters and to the operation of the Site as a whole.

In particular, and without limiting the generality of the foregoing, the Purchaser Representative shall have the right to request termination or reassignment of any Elenac employee working at or in connection with the Facility, but only to the extent that such employee’s acts or omissions are sufficient cause for Elenac to terminate or reassign such employee pursuant to his contract or other terms of employment, and provided further that the exercise of such right shall be subject to any applicable limitations of law.

1.3

Purchaser acknowledges and agrees that, except to the extent arising out of Elenac’s gross negligence or wilful breach of its obligations under this Agreement, neither Elenac, nor its shareholders, nor any of their respective directors, officers, employees or agents, shall be liable to Purchaser for any claims, damages, losses, liabilities or expenses of any kind, including without limitation any loss of profits, loss of use, loss of revenue, loss of contract, loss of goodwill or any indirect or consequential losses or damages of any kind whatsoever, arising in connection with the operation or maintenance of the Facility (collectively, “Claims”). Purchaser shall indemnify and hold harmless Elenac, its shareholders and their respective directors, officers, employees or agents from and against any and all Claims. In particular, and without limiting the generality of the foregoing, Elenac shall have no liability based on a failure of the Facilities to produce Product of a certain amount, deficiencies in raw material yields, or any other similar failure with respect to the performance of the Facility, except to the extent arising out of Elenac’s gross negligence or wilful breach of its obligations under this Agreement. In addition to the foregoing limitations, Elenac’s liability in connection with the operation or maintenance of the Facilities shall be limited in any event to an annual aggregate liability equal to twenty-five percent (25%) of the Service Fees invoiced to Purchaser in the twelve (12) months immediately preceding the date on which the event upon which such liability is based occurred.

1.4	Elenac shall be entitled, without incurring liability of any kind, either direct or consequential, to shut down the Facility or Elenac’s butadiene production facility at any time where health, safety, environmental and/or other risks of a significant and urgent nature have arisen to justify such action, and to continue such shutdown until the risk in question has been removed.

1.5	In the event of any dispute between the Purchaser Representative and Elenac, the Parties shall discuss the matter in an attempt at resolution. Should the matter not be resolved within 60 days, then either Party may initiate an arbitration proceeding as set forth in paragraph 14 below.

1.6

Elenac acknowledges the ownership and license rights of Purchaser with respect to the technology that will be practised at the Facility. To the extent necessary, Purchaser hereby grants a limited license to Elenac to utilize such technology (and any other information it may disclose for use by Elenac) in connection with the performance of Elenac’s duties hereunder. Elenac further agrees that, to the extent that technology or process improvements are made by it or its employees in the context of performing its duties hereunder, such improvements shall be the exclusive property of Purchaser to the extent that they relate to the production of Product, and, to the extent that such improvements can be utilized in other applications, such improvements shall be licensed, including the right to sub-license, by Elenac to Purchaser, on a non-exclusive basis, at no cost to Purchaser. Purchaser confirms that it is duly authorised and has the right to have the Product manufactured by Elenac in accordance with this Agreement and Purchaser shall indemnify and hold harmless Elenac against all loss and damage (including reasonable legal costs) incurred by Elenac as a result of any claim that the manufacture of the Product in accordance with this Agreement infringes the intellectual property rights of any third party (any such claim an “Infringement Claim”), unless such Infringement Claim is proven by the Purchaser to relate exclusively to use of methods, processes, designs or other technology developed by Elenac and already employed by it prior to the Commencement Date (as defined hereinafter). Elenac shall promptly notify the Purchaser upon becoming aware of any Infringement Claim and provide the Purchaser (at Purchaser’s cost) with such assistance as the Purchaser may reasonably require in the settlement or defence of any such claim.

1.7	Elenac will use all reasonable efforts to provide to the Purchaser, by no later than the twentieth day of each calendar month in any calendar year (in respect of the previous calendar month and on a year-to-date basis), information enabling the Purchaser properly to monitor and assess performance by reference to the targets set out in the then applicable operating plan, operating budget and maintenance budget for the Facility, including without limitation such performance with respect to health, safety and environmental matters, quality, volumes and yields.

2.	MATERIALS.

(a)	Elenac agrees to provide at cost to Purchaser (1) “Materials I” (being materials used on the Site only at the Facility and, specifically, butyl lithium, cyclohexane, isopentane, n-hexane, other process materials as agreed between Elenac and Purchaser and dedicated spare parts), and “Materials II” (being utilities, auxiliaries, maintenance materials and other consumption materials for which Elenac has a need for other production facilities on the Site, all as agreed between Elenac and Purchaser), in the case of Materials I only if requested by Purchaser, Materials I and II jointly referred to hereinafter as “Materials”, and (2) handling services for the Materials and for butadiene, styrene, isoprene and extender oil, all as required for the operation of the Facility. Purchaser shall itself arrange for the purchase of butadiene, styrene, isoprene and extender oil.

(b)	Elenac warrants that it will have unencumbered title to each of the Materials sourced by it and used in the operation of the Facility. With respect to any Material sourced from a third party that is not suitable for use in the Facility, Elenac shall use all reasonable efforts to obtain any contractual remedy available from such third party supplier, and shall pass through to Purchaser, via a credit to the Service Fee, the incremental benefits of any remedy obtained from such third party supplier. PURCHASER ACKNOWLEDGES AND AGREES THAT THE WARRANTIES AND LIMITED LIABILITY EXPRESSLY SET FORTH IN THIS PARAGRAPH 2(b) ARE EXCLUSIVE, AND THAT ALL OTHER REMEDIES AND LIABILITIES FOR DEFECTIVE OR NON-CONFORMING MATERIALS ARE DISCLAIMED.

(c)	Elenac shall not be liable for any deficiency in the quantity of materials deliveries (whether or not arising out of a force majeure), except to the extent arising out of Elenac’s gross negligence or wilful breach of its obligations under this Agreement.

(d)	The actual cost of Materials will either be invoiced on receipt (Materials I) or actual consumption (Materials II), or through the Direct Component of the Service Fee (as defined in paragraph 5), as Elenac shall determine. Except as the Parties may otherwise agree, all consumption of Materials will be determined by calibrated measuring equipment, to be installed (as a capital investment pursuant to paragraph 5.4) and maintained at the Facility as part of the Direct Component of the Service Fee.

(e)	Title and risk of loss of Materials shall pass to Purchaser upon receipt at the Facility; in particular, with respect to Materials delivered by pipeline, immediately after passing through the relevant metering system for the Facility.

3.	STORAGE.

Finished Product and raw materials will be stored to the extent consistent with available facilities on the Site. Product in excess of available storage space will be removed from the Site (at Purchaser’s cost as set out in Exhibit B) on a timely basis by Elenac which will arrange for it to be stored (at Purchaser’s cost as set out in Exhibit B) at a suitable third party facility (such facilities having, for the avoidance of doubt, the purpose of acting as an extension of available on-site storage rather than as a marketing depot).

4.	TERM.

4.1	This Agreement shall be in effect as of the Completion Date, as defined in the Purchase Agreement (“Commencement Date”). The Parties’ rights and obligations hereunder are terminable by either of the Parties effective as of the 40th anniversary or any subsequent anniversary of the Commencement Date, provided that the terminating Party provides not less than 5 years prior written notice. Upon the request of either Party the Parties shall, during the term of this Agreement, examine in good faith the feasibility of amending this Agreement by transferring to Purchaser Elenac’s staff (to the extent providing services hereunder to Purchaser) and negotiate the financial impacts of such transfer. For the avoidance of doubt, neither Party shall have any obligation to consent to a transfer of staff requested by the other Party.

4.2	Notwithstanding the provisions of paragraph 4.1, all rights and obligations with respect to the Facility shall terminate at an earlier date as of which, notwithstanding maintenance, repair and replacement consistent with facilities of such type and age, such Facility is no longer capable of producing Product in a safe and efficient manner.

4.3	This Agreement may be terminated by either Party on account of any material default of the other Party in carrying out the terms hereof; provided, however, that if the Party so in default shall, within 60 business days after receipt of written notice thereof from the other Party, cure such default, then the right of cancellation shall be nullified and be of no effect. Such termination shall be effective as of the date stated in the notice thereof, which shall not be less than 60 business days or more than 1 year from the date of such notice. If such breach cannot reasonably be cured within such 60 business day period, the Party in breach shall be deemed not to be in breach hereunder if that Party has commenced remedial action within such period and continues to diligently prosecute the remedial action to completion within a reasonable time.

4.4	In the event of a shut down, other than for temporarily purposes, of the Facility, Purchaser shall bear all severance and other costs related to employees that are not reassigned by Elenac (in its sole discretion); provided, that, notwithstanding the foregoing, if and to the extent the termination resulting in shut down was attributable to default by Elenac, then it shall bear all costs it incurs in connection with the shut down.

5.	SERVICE FEE; CAPITAL INVESTMENTS.

5.1	In consideration for the services to be provided by Elenac hereunder, Purchaser will pay to Elenac a service fee (“Service Fee”). The Service Fee shall consist of two components: (a) a direct component (“Direct Component”) covering all direct fixed and variable operating costs (including Materials and other materials supplied by Elenac hereunder) including without limitation the cost elements identified on Exhibit B annexed hereto (with the exception of electricity, which shall be metered and invoiced pursuant to paragraph 6.1), and (b) an indirect component (“Indirect Component”), covering the provision of general site and other services as specified on Exhibit C annexed hereto. The Indirect Component shall not be modified during the period between the Commencement Date and the 10th anniversary thereof (“Initial Financial Term”). With respect to any term of this Agreement beyond the expiration of the Initial Financial Term, the Parties agree that the Indirect Component shall be renegotiated for such additional periods, it being the intent of the Parties that such Indirect Component shall reflect but not exceed the cost of general site and other services on an allocated basis generally consistent with other facilities on the Site, and it being understood that the Indirect Component in effect at any time during the Initial Financial Term may or may not reflect such costs for the periods following the expiration of such Initial Financial Term. Such renegotiation shall be commenced not later than 1 year prior to the expiration of the Initial Financial Term. In the event that the Parties cannot agree on a renegotiated Service Fee not later than 6 months prior to the expiration of the Initial Financial Term, then the matter will be resolved pursuant to paragraph 14.

5.2	The Service Fee shall be due and payable as scheduled regardless of the quantity of Product actually produced by the Facility and/or taken by Purchaser, notwithstanding the occurrence of force majeure or any other reason that the Facility did not produce Product or Purchaser did not take Product. In the event that unexpectedly large increases or decreases in energy costs or similar occurrence shall result in a significant cost increase or decrease affecting the Direct Component that is not reflected in the existing Service Fee, in the case of an increase Elenac shall have the right to nominate a modified Service Fee (subject, in any case, to final reconciliation as contemplated by paragraph 53), subject to dispute resolution pursuant to paragraph 14, and in the case of a decrease Purchaser shall have the right to request a corresponding modification.

5.3

On or before October 31st of each calendar year during the term of this Agreement, the Parties will meet to review Purchaser’s operating plan for the Facility, which must be consistent with the Facility’s operating capabilities, and to establish operating and maintenance budgets for the Facility, together with a fixed amount Indirect Component and an estimated amount Direct Component for the coming calendar year. If the Parties are unable to agree upon a Service Fee for the coming calendar year prior to the end of the current calendar year, then the Parties shall resort to an arbitration proceeding pursuant to paragraph 14 below; provided that during the pendency of the dispute resolution process, the Service Fee for the current year will remain in effect, adjusted, as appropriate, based on the change between January 1 of the current year and January 1 of the coming year in the Index referred to in Exhibit C. As soon as practicable after the end of each calendar year, Elenac will calculate the actual costs incurred during that year that should have been part of the Direct Component, and will retroactively bill or credit Purchaser for any difference between the Direct Component portion of the Service Fees collected during that year and the actual Direct Component costs. Any overpayments or underpayments of greater than 10 % in the aggregate over the course of a calendar year, shall be subject to interest at an annual rate of 3-month EURIBOR plus two percentage points (2%) as reported on the EURIBO page published by Reuters (the “Prime Rate”), as posted on July 1 (or the next succeeding business day) of the calendar year in question. The Indirect Component shall not be subject to adjustment based on actual costs, but shall be adjusted as necessary to reflect actual movements in the index identified on Exhibit C.

5.4	If Elenac identifies a need or opportunity for additional capital investment with regard to health, safety and/or environment and the integrity of the site as a whole (exclusive of routine maintenance capital, which is intended to be part of the Direct Component) in the Facility, it shall so notify Purchaser. In the event that Purchaser, in its reasonable discretion, agrees that a reasonable and prudent operator would consider such investment as necessary, or in the event that Purchaser decides to make an Investment as contemplated by paragraph 55, Purchaser shall provide the necessary funds for the capital improvement if it elects to have the investment/Investment carried out by Elenac as its contractor. In that case the funds shall be provided, at Elenac’s option, either on an as-incurred basis or following completion of the project; Purchaser shall pay the costs for the capital improvement directly, it being understood that Purchaser will be the owner of the capital improvements, or if such ownership shall not be achievable, will be economically treated by Elenac as if Purchaser were the owner.

Nothing in this Agreement shall be deemed to require Elenac to engage in the operation of the Facility if it reasonably deems such operation to be contrary to prudent health, safety and/or environmental practices. However, if Elenac believes that any proposed capital expenditure of the type referred to above in this paragraph 5.4 is of such a nature that the failure to make such expenditure for the specified investment would be reasonably likely to result in Elenac deciding that continued operation of the Facility would be contrary to prudent health, safety and/or environmental practices, it shall notify the Purchaser of that fact when bringing such proposed capital expenditure to the attention of the Purchaser. If Purchaser, in its reasonable discretion and acting in good faith, does not agree that a reasonably and prudent operator would consider such investment as necessary, the Parties shall consult in good faith with a view to resolving the dispute between them.

5.5	Purchaser shall have the right, at its cost, to expand and/or replace the Facility (“Investment”), which expansion and/or replacement shall be treated as or part of the Facility under the terms of this Agreement. Expansion of the Facility or erection of new Elastomers production facilities for the Product shall require the consent of Elenac, provided that such consent may only be withheld in the event that such expansion shall have a substantial detrimental impact on the Site. The Parties will negotiate modifications to this Agreement as reasonably required in connection with the inclusion of the Investment as one part of the Facility.

6.	BILLING AND TERMS OF PAYMENT.

6.1	Purchaser will pay the monthly scheduled Service Fee and the Materials, including electrical power consumed during the preceding calendar month in arrears for the prior calendar month by Electronic Funds Transfer (EFT) no later than ten days after the date of a supporting invoice submitted by Elenac.

6.2	Late payments will bear interest at the Prime Rate (as posted as of the date the payment was due) plus three percentage points (3%).

6.3	In addition to, and without limiting any of its rights pursuant to paragraph 16, Purchaser will have the right, in good faith, to question any calculations presented by Elenac pursuant to paragraphs 5 or 6 and request reasonable documentary justification.

7.	TAXES.

All taxes, charges and other levies imposed by any governmental or quasi-governmental entity on the manufacture, sale, shipment or use of the Product or on the Facilities (other than taxes based on Elenac’s net income) will be paid by Purchaser. Any applicable VAT will be paid by Purchaser in addition to the Service Fee.

8.	WARRANTY.

ELENAC MAKES NO WARRANTY OR REPRESENTATION, EXPRESSED OR IMPLIED, CONCERNING THE PRODUCT OR THE FITNESS THEREOF FOR ANY PURPOSE.

9.	LIABILITIES.

Neither Party shall be liable to the other for special, indirect or consequential damages of any kind howsoever arising pursuant to this Agreement. Elenac assumes no risk whatsoever as to the result of the use of the Product delivered pursuant to this Agreement, whether used singly or in combination with other substances. Purchaser represents that it is familiar with the characteristics of the Product and assumes all responsibility and liability for loss or injury to persons or property arising out of the handling, use or possession of Product delivered to it, and shall indemnify and hold harmless Elenac, its shareholders and their respective directors, officers, employees or agents from and against any such loss or injury.

10.	WAIVER.

Any waiver by the Parties of strict conformance with any of the terms and conditions of this Agreement shall not be a waiver of any subsequent failure to comply with such terms and conditions.

11.	ENTIRETY OF AGREEMENT.

This Agreement and its attachments, together with the other contracts or agreements referenced in this Agreement, contain the entire understanding between the Parties. Any other agreements between the Parties concerning the purchase and sale of Product are hereby superseded. No interpretation, revision or amendment to this Agreement shall be effective unless stated in writing and signed by a duly authorized representative of each of the Parties. All purchase orders or purchase acknowledgements which may be used to order or acknowledge orders for delivery of Product shall be deemed intended for record purposes only and any terms or conditions contained therein shall not serve to add to or modify the terms and conditions of this Agreement.

12.	ASSIGNMENT; SUCCESSORS.

This Agreement, or any right or obligation hereunder, may not be assigned by either party without the prior written consent of the other Party, which consent shall not be unreasonably withheld. This Agreement shall inure to the benefit of and be binding upon any successors or assigns.

13.	FORCE MAJEURE.

Neither Party shall be liable for any failure or delay in performance hereunder which may be due, in whole or in part, to fire, explosion, strike or labour difficulty, accident, breakdown of machinery or equipment, inability to obtain power, labour, or materials from normal sources of supply, transportation or handling accidents or delays, act of God, act, order, regulation or request of government or other public authorities, war, riot, or civil disorder or any other cause or causes of any nature beyond the control of the Party affected; provided that no such event shall relieve Purchaser of its obligation to make payments pursuant to paragraphs 5 and 6.

14.	GOVERNING LAW AND DISPUTE RESOLUTION.

This Agreement shall be governed by and construed under the laws of Germany. Any disputes arising between the Parties in relation to this Agreement which cannot be settled amicably between the Parties shall be exclusively and finally settled by three arbitrators in Paris, France in accordance with the UNCITRAL Arbitration Rules as in force at the moment of commencement of the arbitral proceedings. The language of the arbitration shall be English. The appointing authority shall be the President for the time being of the International Court of Arbitration of the International Chamber of Commerce in Paris.

15.	CONFIDENTIALITY AND RESTRICTION ON INFORMATION.

15.1

All Product containers, specifications, raw material, quantities of Product manufactured, quantities of raw material or Product supplied or delivered, Product formula, Product manufacturing procedures, Product packaging and repackaging and instructions, process technology, names of customers or destinations of shipments of Product, prices, data, designs, drawings, specifications and any similar information, and any other information relating to the business of Purchaser or Elenac and obtained or disclosed in connection with the transactions contemplated by this Agreement, whether provided in writing, orally or by observation, and further including all technical information and data relating to the Products disclosed to Elenac pursuant to the agreement effective 1 January 1978 between Shell Internationale Research Maatschappij B.V., Elenac and Shell Research Limited, are hereinafter called “Information”.

15.2	“Confidential Information” is Information, disclosed and designated in writing as confidential or, if disclosed other than in writing, is reduced to writing and designated as confidential within 30 days after disclosure, expressly excluding such of the Information:

(i)	as can be proved by the receiving party to be generally available to the public in published literature through no fault of the receiving party;

(ii)	as can be proved by the receiving party to have been in its possession in written form prior to disclosure to or acquisition by the receiving party hereunder;

(iii)	as is disclosed to the receiving party by a third party having the lawful right to make such disclosure and owing no secrecy commitment to the disclosing party.

15.3

Each Party hereby agrees (i) to keep Confidential Information confidential at all times and not disclose to any third party or use any of the Confidential Information for any purpose other than in connection with the transactions contemplated by this Agreement or pursuant to the rights and licences granted in paragraph 1.6, and (ii) that Confidential Information shall be revealed to only those directors, officers and employees of the receiving Party who have a need to know the Information in order to engage in the transactions contemplated by this Agreement and who have agreed to be bound by the terms hereof.

15.4	Each Party agrees to impose the foregoing obligations of secrecy and non-use upon its directors, officers, employees, agents and representatives.

16.	AUDIT.

In connection with the estimation and reconciliation of the Direct Component portion (only) of the Service Fee determined by Elenac (the “Calculator”) pursuant to paragraph 5, Purchaser will have the right, exercisable at any time during each calendar year or within six (6) months after its end, but no more than once with respect to any calendar year, to have independent public accountants mutually agreed upon by the Parties (a) review the applicable books and records of the Calculator for that calendar year to determine if they are materially correct in accordance with the provisions of this Agreement, including in particular the provisions of Exhibit B, and (b) issue directly to Elenac and Purchaser a report of their findings. If the report of said independent public accountants states that the adjustments and computations are (1) materially correct in accordance with the provisions of this Agreement, such report will be conclusive and Purchaser will pay the reasonable fees and expenses charged for such review and report by said independent public accountants; or (2) materially incorrect under the provisions of this Agreement, such report will be conclusive and the Calculator will pay the reasonable fees and expenses charged for such review and report by said independent public accountants. If the adjustments and computations are materially incorrect, the Service Fee for the calendar year in question will thereafter be adjusted to comply with such corrected data, and any deficiency or underpayment in past Service Fee payments will be corrected by appropriate debits or credits to Purchaser’s account with interest at the Prime Rate (as posted as of the date the audit commenced) calculated from the date the deficiency or overpayment was incurred. For the purpose of this paragraph, “materially” shall mean plus or minus DM 200,000,-.

17.	NOTICE.

Any notice to be given under this Agreement shall be in writing and shall be delivered personally or by post, courier or overnight delivery service (delivery charge prepaid), or by telecopy. Any notice shall be effective only if and when it is received by the addressee. For the purposes hereof, the addresses of Purchaser and Elenac are as follows:

Elenac:	Elenac GmbH
77694 Kehl
Germany
Attention: Geschäftsführung

Purchaser:	Kraton Polymers GmbH
Kölner Straße 6,
65760 Eschbom, Germany
Attention: Geschäftsführung

Either Party may change its address set forth above by appropriate notice to the other Party.

Kraton Polymers GmbH		Elenac GmbH

By	/s/ Illegible	By	/s/ Illegible
Date	31st March, 2000	Date	31st March, 2000

Exhibit A

[INTENTIONALLY LEFT BLANK]

Exhibit B

Direct Component of Service Fee (5.1)

As Direct Component of the Service Fee, Purchaser will pay to Elenac (subject to the addition of Value Added Tax or other taxes as may be applicable by law) the following fixed and variable operating, storage, transportation and handling cost elements:

(i)	for Materials I and II which includes certain third party raw materials (“Fremdrohstoffe”, i.e. as set out in Elenac’s “Kostenarten 2000” - edition of March 2000, such document referred to in this Agreement as “KA2000”), repair materials (“Reparaturmaterial” as set out in KA2000), certain process materials (“Hilfsstoffe” as set out in KA2000) and certain other operating materials (“Hilfsstoffe und Betriebsmaterial” as set out in KA2000) but excludes utilities: the actual purchase price paid by Elenac to its supplier, without any surcharge (without “Materialgemeinkosten fuer Hilfsstoffe”, “Materialgemeinkosten Reparaturmaterial”, “Sonstiges Gemeinkostenmaterial” and “Materialgemeinkosten Hilfs- /Betriebsmaterial” as set out in KA2000).

Packaging material (“Packmittelkosten” as set out in KA2000): the actual purchase price paid by Elenac to its supplier, without any surcharge (without “Materialgemeinkosten” as set out in K2000).

(ii)	for energy and utilities (quantities as actually measured if not otherwise agreed) at marginal variable cost (“Grenzkosten”, as defined in the Calculation Matrix (Status Quarter I-III, 1999) attached as Exhibit D), including distribution losses as being incurred by Elenac, not taking into account any fixed cost of Elenac.

Fuel is remunerated according to the cost of the actual fuel mix of the power station (Cost Centre (“Kostenstelle”) 402, price in DM/GJ), excluding tax, including EBV duty. Bought in fuel is valued at actual purchase price without any surcharge. Elenac produced fuel is valued as Heavy Fuel Oil (HOS), 1% S High according to Oil Market Report (OMR) for Germany (West) or, if such report is not available for any reason, the Parties shall meet in good faith to agree an alternative publication or price to determine how to value such fuel.

Electricity for the Facility and its utilities minus fixed cost for the electricity-grid is remunerated in accordance with the Calculation Matrix (Status Quarter I-III, 1999) attached as Exhibit D.

If Elenac wants to revise its energy concept by increasing the own electricity production and to reduce the external supply of electricity below the consumption of the Additional Facility, Purchaser will be given opportunity to participate in the investment and to buy electricity from Elenac at a then reduced price level.

For all utilities produced by Elenac, the price per unit is calculated from the amount of fuel oil, electricity (prices as defined above) and bought in auxiliaries and other materials used for their production as described in the Calculation Matrix (Status Quarter I-III, 1999) attached as Exhibit D with a minimum price of zero each. All factors are revised annually and are effective for the following year.

(iii)	for direct fixed cost elements:

All direct cash fixed costs of the Facilities in plot, including packaging, storage, handling and shipping facilities exclusively dedicated to the Facilities as defined below:

•	direct personnel cost (“Loehne”, “Gehaelter”, “Sonstige Personalkosten” and “Fremdpersonalkosten” as set out in KA2000);

•	total maintenance costs comprising:

•	maintenance, external personnel at purchase cost without allocated cost elements (“Fremdleistungen fuer Reparaturen” without “Materialgemeinkosten Fremdleistungen” and all forms of “Aufmassgemeinkosten” as set out in KA2000);

•	maintenance, own and external personnel and workshop (“Werkstattkosten”, as set out in KA2000);

•	direct engineering cost, excluding overhead (direct “Projektierungskosten”, as set out in 2000);

•	maintenance material produced in Elenac is reimbursed at full production costs (including overheads and depreciation)

•	repair material at purchase cost without allocated elements, (“Reparaturmaterial” without “Materialgemeinkosten Reparaturmaterial”) will be charged as Material I and II (see above);

•	information technology (“EDV Kosten” as set out in KA2000);

•	on-Site transportation cost (“Verkehrskosten”, as set out in KA2000);

•	the cost of transportation of Product to consumers, to off-Site storage, to marketing depots and to processors including hauliers’ costs at the price paid by Elenac to such hauliers and the cost of personnel for arranging and handling such transportation (“Frachtkosten” including “Frachten Ausweichlaeger” as set out in KA2000 without “Gemeinkosten”);

•	the cost of off-Site storage as described in paragraph 3 at the price paid by Elenac for such storage (“Ausweichlaeger” as set out in KA 2000 without “Gemeinkosten”);

•	the costs of third party milling contracts (“Pulverherstellungskosten” as set out in KA2000 without “Gemeinkosten” (i.e., the price paid by Elenac under such contracts);

•	direct cost of analysis, excluding depreciation and overheads (direct “Laborkosten”, as set out in KA2000);

•	other costs excluding depreciation and overheads (“Sonstige Kosten” and “Umbuchungen beeinflussbare Kosten” excluding “Sonstige Gemeinkosten” as set out in KA2000);

•	insurance costs (“Versicherungen”, as set out in KA2000) not paid directly by the Purchaser to an insurer including an amount of DM 35,000 per annum in relation to insurance to be taken out by Elenac in respect of default by the Purchaser on its obligations in connection with a temporary or permanent shut-down of the Facility;

•	local taxes (“Kostensteuern” including “Gewerbekapitalsteuer”, “Grundsteuer” and “KFZSteuer” as set out in KA2000).

Exhibit C

Indirect Component of Service Fee (5.2)

As Indirect Component of the Service Fee Purchaser will pay to Elenac (subject to the addition of Value Added Tax or other taxes as may be applicable by law) following elements to cover provisions of general site and other services:

(i)	a fixed amount of 8.500.000.-DM per year for the initial 10 year period (or the life time of the Facility, whichever period is shorter), and

(ii)	an amount of 2.750.000.-DM per year (subject to Index) for the initial 10 year period (or the life time of the Facility, whichever period is shorter).

In due course prior to the expiration of the 10 year period, the parties shall negotiate the amount payable for such services after such 10 year period.

(iii)	Index

As index, the “Lohn- und Gehaltssumme je Beschäftigten in der chemischen Industrie (früheres Bundesgebiet)”, published by the “Statistisches Bundesamt, Wiesbaden” shall be used (“Index”). The payments shall be calculated as follows: 2.750.000.- * “Index actual year” / “Index 1.1.2000”

(iv)	The Indirect Component of the Service Fee also covers off-gas incineration from the Facility.

Exhibit D

[***] [Confidential Treatment Required]